FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM TO PROVIDE UPDATE ON CD47 IMMUNE CHECKPOINT
INHIBITOR PROGRAM AT THE 2015 AMERICAN SOCIETY OF
HEMATOLOGY ANNUAL MEETING

Toronto, Ontario, December 3, 2015 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced it will be providing an update on its SIRPaFc immune checkpoint inhibitor program targeting CD47 at the 57th Annual Meeting of the American Society of Hematology. Details of the poster presentation, entitled “SIRPaFc, a CD47-Blocking Cancer Immunotherapeutic, Sensitizes Malignant B cells to Macrophage-Mediated Destruction,” are listed below:

Date: Sunday December 6, 2015
Time: 6:00 pm – 8:00 pm (EST)
Session: 201. Granulocytes, Monocytes and Macrophages: Poster II
Abstract #: 2191
Presenter: Dr. Natasja Nielsen Viller, Research Scientist
Location: Hall A, Orange County Convention Center

The company will present data demonstrating that its SIRPaFc fusion protein, which targets the CD47 “do not eat” signal, triggers macrophage-mediated phagocytosis of a broad range of human B cell tumors and was effective at controlling the growth of aggressive B lymphoma xenografts in mice. Based on the supportive findings of these and other preclinical studies, Trillium is initiating a phase I dose-escalation study of SIRPaFc in patients with advanced lymphoma and other hematological cancers.

“Patients with cancer clearly benefit from immune checkpoint inhibitors,” commented Trillium’s Chief Medical Officer, Dr. Eric Sievers. “We hope to show that interrupting the CD47-SIRPa inhibitory synapse with our decoy receptor will have similarly transformative potential.”

About Trillium Therapeutics:
Trillium Therapeutics Inc. is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program is a SIRPaFc antibody-like fusion protein that blocks the activity of CD47, a molecule that is upregulated on a wide variety of tumors. CD47 binds to SIRPa on macrophages and delivers a “do not eat” signal that inhibits the ability of macrophages to phagocytose (engulf and destroy) malignant cells.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to the risk that the preclinical testing of TTI-621 may not be predictive of the results or success of clinical trials, and our expectations of the checkpoint inhibitor activity of TTI-621. Investors should consult the company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on the risks and uncertainties relating to the forward-looking statements and are cautioned against placing undue reliance on forward-looking statements. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com